

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2015

Via E-mail
Lance Williams
Chief Executive Officer
Nhale, Inc.
8300 FM 160 West, Suite 450
Houston, Texas 77070

> **Re: Nhale, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2014**
> **Filed September 15, 2014**
> **File No. 333-182761**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2014

Item 9A. Controls and Procedures, page 20

1. You are no longer in the transition period established by rules of the Securities and Exchange Commission for newly public companies. As such, please revise to provide the disclosures required by Item 308(a) of Regulation S-K related to management's annual report on internal control over financial reporting. The attestation report from your registered public accounting firm on your internal control over financial reporting is not required pursuant to Item 308(b) of Regulation S-K. Please refer to Item 308 of Regulation S-K and Instructions thereto.

Exhibit 31.1

2. The certification does not conform exactly to the certification in Item 601(b)(31)(i) of Regulation S-K. Specifically, you have omitted the reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the introduction to paragraph 4 and omitted paragraph 4(b). Please amend your filing to include the introductory language required by paragraph 4 and to include paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K. Please note that this comment also applies to Form 10-Q filed October 2, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief